SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 29, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61)3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001-43
Board of Trade: 53 3 0000622 9

MATERIAL FACT

CREDIT AND PAYMENT OF INTEREST ON OWN CAPITAL

We hereby inform Brasil Telecom S.A.’s (“Company”) shareholders that the Company’s Executive Management deliberated, following a delegation from the Board of Directors specified on a meeting held on June 06, 2006, the credit of Interest on Own Capital in the amount of R$245,000,000.00 (two hundred and forty five million reais), which corresponds to a gross amount of R$0.447674858 per one thousand shares or an amount net of income tax of R$0.380523629 per one thousand shares, common and preferred, pursuant to Article 9 of Law 9,249 of December 26th, 1995 and to Comissão de Valores Mobiliários’ (Brazilian Securities and Exchange Commission) Deliberation 207/96.

I – Income Tax Withheld: Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders’ Equity, except for the shareholders proven to have fiscal exemption or with differentiated taxation who prove such condition.
II – Date of the Credit: June 30th, 2006.
III – Date of Trading “ex-Interest on Own Capital”: As of July 11th, 2006, the Company’s shares will trade “Ex-Interest on Own Capital”, considering the shares deposited on July 10th, 2006.
IV – Information regarding the Dividends’ Payment and Accusation: The interest on own capital shall be accused to the dividends related to the fiscal year of 2006 and shall be subject to the approval of the Ordinary General Shareholders’ Meeting of 2007. The payment date, when resolved, will be informed through the publication of Notice to Shareholders.
V – Confirmation of Fiscal Exemption or Differentiated Taxation: Legal persons that are exempted from the income tax or with differentiated taxation, in compliance with the current law, shall prove such condition to the Custodian Bank – Banco Bradesco S.A., Departamento de Ações e Custódia, Prédio Amarelo, 2º Andar, Cidade de Deus, Vila Yara – CEP 06.029-900 – Osasco – SP, until July 21st, 2006.

Brazil, Brasília, June 28th, 2006.

Charles Laganá Putz
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer